SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 RYANAIR SEPT TRAFFIC GROWS 10% TO 11.8M
CUSTOMERS
LOAD FACTOR RISES TO
97%
ON LOWER FARES
Ryanair today (3 Oct) released September traffic statistics as follows:
●     Traffic grew 10% to 11.8m customers
●     Load factor rose 2% points to 97%
●     Rolling annual traffic to September grew 12% to 127.3m customers

	Sept 16	Sept 17	Change
Customers	10.8M	11.8 M	+10%
Load Factor	95%	97%	+2%

Ryanair's Kenny Jacobs said:

"These figures include the 2,100 flight cancellations announced for September and October. We have now refunded/re-accommodated 98% of customers who were impacted in September and October. T he remaining 2% of affected customers have yet to contact us. We again sincerely apologise to our customers for these deeply regretted cancellations."

ENDS

For further information
please contact:
                                    Robin Kiely                             Piaras Kelly
                                    Ryanair DAC                           Edelman Ireland
                                    Tel: +353-1-9451949              Tel: +353-1-6789333
                                    press@ryanair.com                  ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 October, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary